Exhibit 4.11

Isabel Hudson

c/o ppA9F

BT Centre

81 Newgate Street

London

EC1A 7AJ

September 3 2014

Dear Isabel,

The Board of BT Group plc (the Company) has agreed your appointment as a non-executive director and a member of the BT Pensions Committee. You will also be appointed to such other Board Committees as may from time to time be agreed with you. This letter sets out the terms of your appointment.

Appointment

Your appointment is for an initial period of three years from 1 November 2014. During that period either you or the Board can give the other at least three months’ written notice to terminate the appointment at any time. If for any reason the Board does not give you such notice, you will not be entitled to any compensation in respect of your notice period or otherwise.

Your appointment is subject to the Company’s Articles of Association. Nothing in this letter is intended to exclude or vary the terms of the Articles of Association as they apply to you as a director of the Company.

In accordance with the relevant corporate governance provisions, you will be required to stand for election at the Company’s next Annual General Meeting and then for re-election at the Company’s Annual General Meeting each year.

Subject to your annual re-election as a director and satisfactory performance by you of your duties as a non-executive director, the appointment may be continued at the end of the initial three year period if you and the Board agree.

If you are not re-elected by the shareholders at the Annual General Meeting, or your directorship is terminated under the Company’s Articles of Association, the Companies Act 2006 or in accordance with the Termination provision below, your appointment will terminate automatically, with immediate effect and without any compensation in respect of your notice period or otherwise.

Time commitment

You are expected to attend all meetings of the Board, including a minimum of six meetings in person, and all meetings of those Board Committees to which you are appointed, the Annual General Meeting (in person) and any Board away days. If you cannot attend any meeting you should advise the Secretary in advance. In addition, you will be expected to devote appropriate preparation time ahead of each Board and Board Committee meeting and to take part in at least one visit each year to one of BT’s offices or other sites. It is difficult to be precise about the amount of time you should expect to spend on this work, but we estimate that you should allow a minimum of 22 days each year, subject to Board Committee commitments. You should allow a slightly higher commitment in the first year of your appointment whilst you familiarise yourself with the BT group and go through our induction programme for new directors. Additional time commitment may also be required if the Company is undergoing a period of particularly increased activity (such as a major acquisition or capital transaction).

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet what is expected of you in your role as a non-executive director. You should obtain the agreement of the Chairman before accepting any additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

Role

Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board’s principal focus is the strategy, development, growing shareholder value, oversight and control and governance of the group. In support of this it approves the group’s strategic plans, annual and investment budgets and capital expenditure. It sets the direction for the group’s values, ethics and business policies and practices. It also has oversight of the group’s operating and financial performance, risk management and internal controls, and compliance and major public policy issues. Board members are expected to constructively challenge and help develop proposals on strategy. These responsibilities are set out in the formal statement of the Board’s role, included in your directors’ briefing pack and are in accordance with the UK Corporate Governance Code.

Fees and expenses

You will receive fees for your services as a director, and as a Board Committee member or Chair, of £75,000 a year.

Your fees will be paid monthly in arrears subject to such deductions for income tax and social security contributions as the Company may be required by law to deduct.

You will have no entitlement to any bonus and no entitlement to participate in any employee share scheme or pension scheme operated by the Company.

The Company will either pay or reimburse you for all reasonable and properly documented travelling, hotel and other expenses incurred on the Company’s business.

Any obligation of the Company or any group companies under this letter and any other arrangement relating to remuneration from which you benefit or enter into after becoming a director of the Company shall be subject to and conditional on the approval by the Company’s shareholders in a general meeting of a policy on directors’ remuneration in accordance with the relevant legislation. If that approval is not obtained, you will not be entitled to compensation or damages in respect of any loss or damage suffered as a result.

Independence

You are considered to be an independent non-executive director and will be identified as such in the Company’s annual report and other documentation. If circumstances change, and you believe that your independence may be in doubt, you should discuss this with the Chairman or the Secretary as soon as practicable.

Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company. You are required to disclose to the Board, via the Secretary, any interests you have at the date of your appointment. Advice on notifiable interests is enclosed in your briefing pack. You will be asked to review the interests notified, on an annual basis. However, any new interests or potential conflicts of interests which arise during your period of appointment should be notified to the Secretary as soon as they become apparent.

Confidentiality and share dealings

You must apply the highest standards of confidentiality and not disclose to any person, firm or company (whether during the course of the appointment or at any time after its termination) any confidential information concerning the Company or any group companies with which you come into contact by virtue of your position as a non-executive director of the Company. For these purposes, confidential information shall include, but not be limited to, information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory) relating to the business, products, affairs and finances of the Company and/or any group companies, which is treated as confidential to the Company and/or any group companies or which you are told or ought reasonably to know is confidential or which has been given to the Company and/or any group companies in confidence by customers, suppliers or other persons, and any trade secrets including, without limitation, technical data and know-how relating to the business of the Company and/or any group companies or any of its or their business contacts.

Your attention is also drawn to the requirements under both legislation and regulation as to the handling and disclosure of inside information. You should avoid making any statements that might breach these requirements without prior clearance from the Secretary.

You will be bound by the Company’s Articles of Association, any rules and regulations that may apply to the Company, including any rules issued by the United Kingdom Listing Authority, including its Model Code on directors’ dealings in securities and by the Company’s share dealing code and such other requirements as the Board may from time to time specify.

For a period of six years after the termination of your appointment, you may retain documents and papers made available to you by the Company provided that (i) you comply strictly with the confidentiality obligations set out above, and (ii) you return to the Company all documents, papers and other property of or relating to the business of the Company or any group company which are in your possession, custody or power by virtue of your position as a non-executive director of the Company at the end of that period, and you do not retain copies (other than where the Company permits this). The Company is able to arrange the disposal of papers which you no longer require.

Induction and briefings

The Company has in place arrangements to complement the briefing material you have already received about the BT group through an on-going programme to keep you informed about the Company’s businesses, activities and developments, the communications industry and the regulatory environment. This can include meetings with the Company’s executive management, major shareholders and other stakeholders and the external auditors. We will also arrange a tailored package of visits to business locations so you can see BT and its people at work.

Review

The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.

Individual training and development needs will be regularly reviewed and agreed with each director as part of the Board evaluation process.

Insurance

You are covered by the Company’s directors’ and officers’ liability insurance. We intend to continue to arrange this insurance cover. In the event that we do not, run-off cover will be arranged for six years commencing from the date that cover under the latest insurance policy lapsed. The current limit in respect of any one claim or all claims in aggregate during the period of the insurance policy is £195 million.

Independent professional advice

The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the Company’s expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure is included in your briefing pack.

Termination

The Company may immediately terminate your appointment if you:

a)	are in material breach of any of the terms of this letter;

b)	are guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of your obligations under this letter;

c)	have engaged in any conduct which has or may have the effect of materially prejudicing the reputation of the Company or any other group company; or

d)	fail or refuse to carry out the duties reasonably and properly required of you under this letter.

Upon termination of your appointment for any reason you will, at the Company’s request, promptly resign in writing as a director of BT Group plc. The Secretary is irrevocably authorised by this letter to sign a letter of resignation on your behalf if you fail to do so.

After your appointment is terminated, you will not represent yourself as being in any way concerned with or interested in the business of the Company or any group companies.

Data protection

By signing this letter you consent to the Company holding and processing information about you (including sensitive personal data (as defined in the Data Protection Act 1998)) for legal, personnel, administrative and management purposes. You consent to the Company making the information available to any of its group companies, those who provide products or services to the Company or any of its group companies (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of the Company. You also consent to the transfer of the information to the Company’s business contacts outside the European Economic Area in order to further its business interests.

Miscellaneous

You confirm that you will not by reason of your appointment or your performance of any duties under this letter be in breach of any legal obligation binding on you.

This letter (and any document referred to in it) constitutes the entire agreement between the parties and supersedes all other agreements (both oral and in writing) between you and the Company.

The terms of this letter are governed by English law and the parties submit to the exclusive jurisdiction of the English courts.

Acceptance

Please confirm your acceptance of these terms by signing the attached copy of this letter as a deed and returning it. For convenience, this letter may be executed in counterparts. Once executed, the counterparts will constitute an original, and both counterparts together will constitute one instrument.

Yours sincerely

/s/ Dan Fitz

DAN FITZ

To:	Dan Fitz

Company Secretary

I confirm acceptance of my appointment on the above terms.

SIGNED as a DEED and	)
DELIVERED by	)	/s/ Isabel Hudson
)

in the presence of:

Witness’s Signature:	/s/ Anna Watch